UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___Form 10-K ___  Form 20-F ___  Form 11-K   X Form 10-Q ___  Form N-SAR

For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Mediware Information Systems, Inc. _______________________________________________________________________________ Full Name of Registrant
________________________________________________________________________________ Former Name if Applicable
1121 Old Walt Whitman Road ________________________________________________________________________________ Address of Principal Executive Office (Street and Number)
Melville, NewYork 11747 ________________________________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the second quarter ended December 31, 2000 for the following reasons: The Registrant's financial statements for the quarter ended December 31, 2000 have not been completed due to transition of the Company's senior management.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George Barry _________________________ (Name)	913 ________________________ (Area Code)	307-1000 ________________________ (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  X Yes ___No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 31, 2000, the Company incurred a net operating loss of approximately $846,000 on revenues of approximately $6,000,000. Included in these results was a one time severance related charge in the amount of $530,000 related to changes in the Company's senior management. For the six months ended December 31, 2000, the Company incurred a net operating loss of approximately $1,156,000 on revenues of approximately $12,173,000.

Mediware Information Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date________________________ By___________JILL SUPPES_______________________
                                                                                    JILL SUPPES
                                                                                    CHIEF ACCOUNTING OFFICER

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).